UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 004
MSD EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

(Full title of the plan)
MERCK & CO., INC.

 (Name of issuer of the securities held pursuant to the plan)
One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

 (Address of principal executive office)

MSD Employee Stock Purchase and Savings Plan
Index

Page(s)

 *    Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
MSD Employee Stock Purchase and Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MSD Employee Stock Purchase and Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, New York
June 18, 2014

MSD Employee Stock Purchase and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

(in thousands)	2013	2012

Assets
Investments
Investments, at fair value	$409,774	$344,199

Receivables
Employer contributions	176	123
Participant contributions	526	365
Notes receivable from participants	13,041	12,605
Settlement receivable	-	890

Total receivables	13,743	13,983

Net assets available for benefits	$423,517	$358,182

The accompanying notes are an integral part of these financial statements.

MSD Employee Stock Purchase and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(in thousands)	2013

Additions to net assets attributed to
Investment income
Plan interest in Master Trust investment income	$78,795

Interest income, notes receivable from participants	635

Contributions to the Plan
By participants	22,277
By employer	7,389

Total contributions	29,666

Total additions	109,096

Deductions from net assets attributed to
Benefits paid to participants	(40,911)
Transfers out	(2,850)

Total deductions	(43,761)

Net increase	65,335

Net assets available for benefits
Beginning of year	358,182

End of year	$423,517

The accompanying notes are an integral part of these financial statements.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

1.	Description of Plan
The following description of the MSD Employee Stock Purchase and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was designed to provide an easy, economical way for employees to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”) as well as a systematic means of saving and investing for the future. Generally, any regular full‑time, part-time, or temporary employee, who is a U.S. resident covered by a collective bargaining agreement providing for participation in this Plan as defined by the Plan document, is eligible to participate in the Plan on or after the first day of the month following commencement of employment or as otherwise provided pursuant to the applicable collective bargaining unit agreement. Merck & Co., Inc. is the Plan sponsor (the “Sponsor”).
Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2013, the Plan offered five (5) registered investment companies (mutual funds), four (4) common/collective trusts, and 14 separately managed accounts.
The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Master Trust
The assets of the Plan are maintained, for investment purposes only, on a commingled basis with a portion of the MSD Puerto Rico Savings & Security Plan (formerly known as the MSD Puerto Rico Employee Savings and Security Plan) (the “Puerto Rico Plan”) and all the assets of the Merck US Savings Plan, and the Telerx Marketing, Inc. 401(k) Plan in a single master trust (the “Master Trust”). The Puerto Rico Plan participates in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plan to invest in separately managed accounts, common/collective trusts and certain registered investment companies that are recordkept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.
The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.
Contributions
Participants may contribute up to 25% of their base pay. However, pre-tax contributions cannot exceed the statutory limit for pre-tax deferrals ($17,500 in 2013). In addition, the Company matches 65% of an employee’s contributions up to a maximum of 6% of such employee’s base pay per pay period (to the statutory limit). Participant and Company matching contributions are invested according to a participant’s elections.
Age 50 and above — In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $5,500 for 2013 by participants who are at least age 50 by year-end.
Settlements
The Plan recorded receivables related to court-approved settlements to be distributed to the Plan in connection with ERISA lawsuits (“ERISA Lawsuits”). The ERISA Lawsuits are consolidated class actions alleging breaches of fiduciary duty by the Company by causing or permitting the Plan to imprudently invest in Merck common stock or failing to provide material information regarding Merck common stock to Plan participants.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Vesting
Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to thirty years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 10.50%. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and defaulted loan amounts. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.
Other Matters
Transfers out during 2013 primarily relate to transfers between the Plan and the Merck US Savings Plan and the MSD Puerto Rico Savings & Security Plan for employees who changed their status during the year.

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. The Plan’s investment in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2013 and 2012.
Contributions
Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.
Payment of Benefits
Benefits are recorded when paid.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Expenses
The Plan’s administrative expenses are generally paid by the Company.
Recently Issued Accounting Standards
In July 2013, the Financial Accounting Standards Board issued ASU 2013-09 Deferral of the Effective Date of Certain Disclosures for Nonpublic Employee Benefit Plans in Update No. 2011-04 (“ASU 2013-09”). ASU 2013-09 defers indefinitely the effective date of certain required disclosures in Update 2011-04 of qualitative information about the significant unobservable inputs used in Level 3 investment fair value measurements. The Plan was not impacted by the adoption of this new guidance as it did not hold any Level 3 assets at December 31, 2013 and 2012.
Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions
Contributions are held and managed by Fidelity Management Trust Company (“Fidelity” or the “Trustee”), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participants’ payment of interest and principal on the notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $40.2 million and $38.2 million at December 31, 2013 and December 31, 2012, respectively. During 2013, the Plan’s allocated portion of interest and dividends, realized gains and unrealized gains from investments managed by the Trustee was $31,760, $723,907 and $1.6 million, respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck common stock was $113.4 million and $104.2 million at December 31, 2013, and December 31, 2012, respectively. During 2013, the Plan’s allocated portion of dividends, realized gains and unrealized gains from Merck common stock was $4.0 million, $4.7 million and $17.7 million, respectively. The Plan’s allocated portion of purchases and sales of Merck common stock during 2013 were $3.7 million and $19.0 million, respectively.

4.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status
The Plan obtained a tax determination letter from the Internal Revenue Service (“IRS”) dated August 20, 2003, indicating that the Plan had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Sponsor believes that the Plan is designed and currently operates in compliance with the IRC. Therefore, no provision for income taxes has been made.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.	Master Trust
The Plan had a 4.8% and 4.7% interest in the Master Trust at December 31, 2013 and December 31, 2012, respectively. The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets as of year-end. The net assets of the Master Trust are as follows:

	December 31,
(in thousands)	2013	2012

Registered investment companies (mutual funds)	$3,075,793	$2,775,149
Common/collective trusts	3,060,861	2,678,924
Merck common stock	976,393	917,329
Other common stocks	1,481,360	881,547
Accrued interest and dividends	9,870	10,346
Other net assets/(liabilities)	(3,813)	7,781

	$8,600,464	$7,271,076

Total investment income of the Master Trust for the year ended December 31, 2013, is as follows:

Year Ended
(in thousands)	December 31,
2013
Investment income, net
Interest and dividends	$113,490
Net appreciation in Registered investment companies (mutual funds)	273,438
Net appreciation in Common/collective trusts	625,904
Net appreciation in Merck common stock	194,206
Net appreciation in Other common stocks	411,275

Total investment income	$1,618,313

7.	Fair Value Measurements – Master Trust
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2013 and 2012.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2013 and 2012. The policy of the Master Trust and the Plan is to recognize transfers between levels at the end of the reporting period. There were no transfers between Levels 1 and 2.
Within the Master Trust, investments are recorded at fair value as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.
Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

Investments Measured at Fair Value
Investments measured at fair value are summarized below:

	December 31, 2013

	Fair Value Measurements Using

(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$720,965	$-	$-	$720,965
Non-US Equity	1,125,235	-	-	1,125,235
Fixed Income	680,444	-	-	680,444
Cash and Short Term Investments	549,149	-	-	549,149

Common Collective Trusts
US Large Cap Equity	-	1,974,288	-	1,974,288
US Small/Mid Cap Equity	-	251,685	-	251,685
Non-US Equity	-	348,321	-	348,321
Fixed Income	-	456,515	-	456,515
Cash and Short Term Investments	-	30,052	-	30,052

Merck Common Stock	976,393	-	-	976,393

Other Common Stocks
U.S. Small Cap Equities	569,383	-	-	569,383
Large Cap Equities	911,977	-	-	911,977

Total Investments in the Master Trust	$5,533,546	$3,060,861	$-	$8,594,407

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

	December 31, 2012

	Fair Value Measurements Using

(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$569,878	$-	$-	$569,878
Non-US Equity	842,440	-	-	842,440
Fixed Income	813,605	-	-	813,605
Cash and Short Term Investments	549,226	-	-	549,226

Common Collective Trusts
US Large Cap Equity	-	1,550,591	-	1,550,591
US Small/Mid Cap Equity	-	368,805	-	368,805
Non-US Equity	-	362,206	-	362,206
Fixed Income	-	378,034	-	378,034
Cash and Short Term Investments	-	19,288	-	19,288

Merck Common Stock	917,329	-	-	917,329

Other Common Stocks
U.S. Small Cap Equities	213,679	-	-	213,679
Large Cap Equities	667,868	-	-	667,868

Total Investments in the Master Trust	$4,574,025	$2,678,924	$-	$7,252,949

MSD Employee Stock Purchase and Savings Plan
Notes to Financial Statements

8.    Subsequent Events
    The Plan has evaluated subsequent events through the date the financial statements were issued.

MSD Employee Stock Purchase and Savings Plan	Schedule H

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$409,773,644

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.5% and with maturities through 2043		13,040,779

		Total		$422,814,423

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Employee Stock Purchase and Savings Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Senior Vice President and Treasurer
June 18, 2014

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	15